Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

December 21, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Lisa M. Kohl

Re:                             AquaVenture Holdings LLC
Amendment No. 1 to Registration Statement on Form S-1
Filed November 20, 2015
CIK No. 0001422841

File No. 333-207142

Dear Ms. Kohl:

This letter is confidentially submitted on behalf of AquaVenture Holdings LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s public filing of Amendment No. 1 to the Registration Statement on Form S-1 on November 20, 2015 (the “Amendment No. 1”), as set forth in the Staff’s letter dated December 15, 2015 (the “Comment Letter”). The Company intends to file Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”) at a later date, which will include changes to reflect responses to the Staff’s comments and other updates. For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Strong Competitive Position Supported by Long-term Customer Relationships, page 5

1.              We note your response to comment 2. Please disclose the measure by which Zenith has ranked Quench as one of the top five companies in the industry.

RESPONSE: The Company respectfully advises the Staff that the measure by which Zenith has ranked Quench as one of the top five companies in the point-of-use industry is based on the number of point-of-use units rented and sold. The Company supplementally advises the Staff to refer to the chart titled “Point of Use - Distributors” included in Exhibit A to the Response Letter submitted on behalf of the Company dated September 25, 2015, Response to Comment 4, Reference F. The amended disclosure, which will be included in Amendment No. 2, will read as follows:

A study by Zenith International named our Quench platform as one of the top five companies in the POU industry based on the number of POU units rented and sold.

Note 2. Summary of Significant Accounting Policies

Goodwill and Other Intangible Assets, page F-37

2.              We note in your response to prior comment 11 that you will revise the amortization expense recorded on a prospective basis beginning on January 1, 2015. Please tell us if this change is currently reflected within the financial statements for the nine month period ended September 30, 2015. Additionally, please tell us if you believe the revision of your method of amortization for customer relationships is an accounting change or correction of an error.

RESPONSE: The Company respectfully advises the Staff that the revision to the method of amortization for customer relationships was determined to be a correction of an error, and the effect of the revision was reflected within the financial statements for the nine months ended September 30, 2015. Of the incremental expense recorded during the nine months ended September 30, 2015 to correct the error, $158 thousand was related to the year ended December 31, 2014 and was determined to be immaterial to the financial statements for both the nine months ended September 30, 2015 and the year ended December 31, 2014.

If you should have any questions concerning the above matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan
Michael J. Minahan

cc:                                Douglas R. Brown, AquaVenture Holdings LLC
Anthony Ibarguen, AquaVenture Holdings LLC

Lee Muller, AquaVenture Holdings LLC
Mark H. Burnett, Goodwin Procter LLP

Gregg L. Katz, Goodwin Procter LLP